November 13, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attn: Christian Windsor

  Re:
  Danvers Bancorp, Inc.
  Registration Statement on Form S-4
  File No. 333-145875
   Request for Acceleration of Effectiveness

Ladies and Gentlemen:

        Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, we hereby join Danvers Bancorp, Inc. in respectfully requesting that the effectiveness of the above-captioned Registration Statement on Form S-1, as amended, be accelerated to 12:00 p.m. noon Eastern time, on Tuesday, November 13, 2007, or as soon thereafter as practicable.

Sincerely,
SANDLER O'NEILL & PARTNERS, L.P.
By:	Sandler O'Neill & Partners Corp., the sole general partner
By:	/s/ JENNIFER DOCHERTY Name: Jennifer Docherty Authorized Signatory